Exhibit 99.1

GOLD STANDARD VENTURES CORP.

Report of Voting Results
June 8, 2022

This report is filed pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and relates to the results of voting at the annual general meeting of Gold Standard Ventures Corp. (the “Company”) held on June 8, 2022 (the “Meeting”).

Description of Matter	Outcome of Vote
To elect directors for the ensuing year.	All nominees proposed by management were elected. The total number of votes cast in favour of, or withheld, for each nominee was as follows:
	Jason Attew:	Votes for	154,934,679 (98.99%)
		Votes withheld	1,584,940 (1.01%)
	John Armstrong:	Votes for	155,065,916 (99.07%)
		Votes withheld	1,453,703 (0.93%)
	Zara Boldt:	Votes for	153,924,076 (98.34%)
		Votes withheld	2,595,543 (1.66%)
	Ronald Clayton:	Votes for	153,208,679 (97.88%)
		Votes withheld	3,310,940 (2.12%)
	Cassandra Joseph:	Votes for	154,614,136 (98.78%)
		Votes withheld	1,905,483 (1.22%)
	D. Bruce McLeod:	Votes for	154,911,033 (98.97%)
		Votes withheld	1,608,586 (1.03%)
	Alex Morrison:	Votes for	154,884,496 (98.96%)
		Votes withheld	1,635,123 (1.04%)
	William E. Threlkeld:	Votes for	154,871,416 (98.95%)
		Votes withheld	1,648,203 (1.05%)
	Lisa Wade:	Votes for	154,785,185 (98.89%)
		Votes withheld	1,734,434 (1.11%)

To appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.	Resolution passed by the requisite majority.

Details of the voting was as follows:

	Votes for	185,888,299 (98.82%)
	Votes withheld	2,226,355 (1.18%)

DATED this 8th day of June, 2022.

GOLD STANDARD VENTURES CORP.

By:	“Jordan Neeser”
Chief Financial Officer and Corporate Secretary